EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 and the related Prospectus of United Development Funding IV for the registration of 35,000,000 common shares of beneficial interest and to the incorporation by reference therein of our report dated March 31, 2010, with respect to the financial statements of United Development Funding IV as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and for the period from May 28, 2008 (Inception) through December 31, 2008, included in United Development Funding IV’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010.
/s/ Whitley Penn LLP
Dallas, Texas
August 9, 2010